UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

MORGAN CREEK ENERGY CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

61732R 10 7
______________________________________
(CUSIP Number)

NEWPORT CAPITAL CORP. and BRENT PIERCE
Address: both of Rennweg 28, Zurich, Switzerland, CH-8001; Telephone: 011-41-795-986-147
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2006
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61732R 10 7

1. Names of Reporting Persons  NEWPORT CAPITAL CORP.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
Not applicable.

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
Not applicable.

6.	Citizenship or Place of Organization: Belize.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 500,000 shares.(1)

8.	Shared Voting Power: None

9.	Sole Dispositive Power: 500,000 shares.(1)

10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000 shares.(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not applicable.

13.	Percent of Class Represented by Amount in Row (11): 5.3%.(2)

14.	Type of Reporting Person (See Instructions): CO.

Notes:

(1)
As of February 14, 2006 (the date of effectiveness of the Issuer’s registration statement on Form SB-2), 500,000 shares were held of record by Newport Capital Corp. (“Newport Capital”), of which Brent Pierce (“Mr. Pierce”) is an officer and director. The Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital.

(2)	Based on 9,437,500 shares of common stock issued and outstanding as of February 14, 2006.

CUSIP No. 61732R 10 7

1.	Names of Reporting Persons BRENT PIERCE.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
Not applicable.

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC (Newport Capital Corp. and Spartan Asset Group) and PF (Mrs. Pierce)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 500,000 shares.(1)

8.	Shared Voting Power: 350,000 shares.(2)

9.	Sole Dispositive Power: 500,000 shares.(1)

10.	Shared Dispositive Power: 350,000 shares.(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 850,000 shares.(1), (2), (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not applicable.

13.	Percent of Class Represented by Amount in Row (11): 9.0%.(4)

14.	Type of Reporting Person (See Instructions): IN.

Notes:

(1)
These are the same securities being reported by Newport Capital Corp. (“Newport Capital”) as a Reporting Person hereunder. As of February 14, 2006 (the date of effectiveness of the Issuer’s registration statement on Form SB-2), 500,000 shares were held of record by Newport Capital, of which Brent Pierce (“Mr. Pierce”) is an officer and director. The Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital.

(2)
Of these 350,000 shares of common stock, as of February 14, 2006: (i) 125,000 shares were held of record by Dana Pierce (“Mrs. Pierce”), the wife of Mr. Pierce; and (ii) 225,000 shares were held of record by Spartan Asset Group (“Spartan”). Mr. Pierce shares dispositive and voting power with respect to the shares owned by Spartan, in his capacity as an officer and director of Spartan.

CUSIP No. 61732R 10 7

(3)
The filing of this statement by Mr. Pierce shall not be construed as an admission that Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(4)	Based on 9,437,500 shares of common stock issued and outstanding as of February 14, 2006.

CUSIP No. 61732R 10 7

This statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on February 28, 2006 by Newport Capital Corp., a Belize corporation (“Newport Capital”) and Brent Pierce (“Mr. Pierce”, and together with Newport Capital, the “Reporting Persons”) pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Morgan Creek Energy Corp., a Nevada Corporation (“Issuer”). The Issuer maintains its principal executive offices at 10120 S. Eastern Avenue, Suite 200, Henderson, Nevada 89052.

ITEM 2. IDENTITY AND BACKGROUND

A.	Names of Persons filing this Statement:

This statement is filed by Newport Capital Corp. (“Newport Capital”) and Brent Pierce (“Mr. Pierce”).

B.	Residence or Business Address:

Newport Capital Corp. Rennweg 28 Zurich, Switzerland, CH-8001	Brent Pierce c/o Newport Capital Corp. Rennweg 28 Zurich, Switzerland, CH-8001

C.	Present Principal Occupation and Employment:

Newport Capital is a corporation organized under the laws of Belize and is principally involved in the business of providing various administrative and management services to both reporting and non-reporting companies. Mr. Pierce also provides various administrative and management services to both reporting and non-reporting companies. Mr. Pierce is an officer and director of Newport Capital, and the Board of Newport Capital has delegated to him sole dispositive and voting power with respect to shares of common stock owned by Newport Capital.

D.	Criminal Proceedings:

Neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

Other than an order issued in June 1993 by the British Columbia Securities Commission (the “BCSC”) pursuant to a settlement agreement entered into as of the same date between Mr. Pierce and the BCSC, during the last five years, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 61732R 10 7

F.	Citizenship:

Newport Capital is a Belize corporation. Mr. Pierce is a Canadian citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

At the time of execution of the respective subscription agreements between the Issuer and Newport Capital, between the Issuer and Mrs. Pierce and between Issuer and Spartan, respectively: (i) an aggregate of 500,000 shares of the Issuer’s common stock were issued to Newport Capital for $50,000 cash consideration provided from Newport Capital’s working capital; (ii) an aggregate of 125,000 shares of the Issuer’s common stock were issued to Mrs. Pierce for $12,500 cash consideration from Mrs. Pierce’s personal funds, and (iii) an aggregate of 225,000 shares of the Issuer’s common stock were issued to Spartan for $22,500 cash consideration from Spartan’s working capital.

ITEM 4. PURPOSE OF TRANSACTION

The acquisitions of the shares of the Issuer’s common stock described herein were undertaken for investment purposes pursuant to a private placement. The Issuer’s shares of common stock were subsequently registered for resale under a registration statement on Form SB-2 (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on February 14, 2006. Newport Capital, Spartan and Mrs. Pierce are named as selling shareholders in the Registration Statement.

The Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither of the Reporting Persons has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 61732R 10 7

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by Mr. Pierce shall not be construed as an admission that Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)
Newport Capital: As of the close of business on February 14, 2006, Newport Capital was the beneficial owner of 500,000 shares (or approximately 5.3%) of the Issuer’s common stock. These shares were held of record by Newport Capital, of which Mr. Pierce is an officer and director. The Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital.

In addition to Mr. Pierce, the other officer and director of Newport Capital is Cockburn Directors, Ltd. (“Cockburn Directors”), which is organized under the laws of Turks & Caicos, British West Indies, and has a principal business address at 1 Caribbean Place, Leeward Highway, Providenciales, Turks & Caicos, British West Indies. Cockburn Directors is principally involved in the business of providing management consulting services. During the last five years, Cockburn Directors (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 61732R 10 7

Mr. Pierce: For the purposes of this statement, the Reporting Persons are reporting herein that as of the close of business on February 14, 2006, Mr. Pierce was the beneficial owner of an aggregate of 850,000 shares (or approximately 9.0% of the outstanding shares) of the Issuer’s common stock. Of these 850,000 shares of common stock: (i) 500,000 shares were held of record by Newport Capital, of which Mr. Pierce is an officer and director (the Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital); (ii) 125,000 shares were held of record by Mrs. Pierce, Mr. Pierce’s wife; and (iii) 225,000 shares were held of record by Spartan, of which Mr. Pierce is one of the officers and directors and has shared dispositive and voting power.

(b)
Newport Capital: As of February 14, 2006, Newport Capital, through Mr. Pierce, had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 500,000 of the Issuer’s common shares.

Mr. Pierce: For the purposes of this statement, the Reporting Persons are reporting herein that as of February 14, 2006, Mr. Pierce had: (i) on Newport Capital’s behalf, the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 500,000 of the Issuer’s common shares; (ii) on Spartan’s behalf, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 225,000 of the Issuer’s common shares; and (iii) together with Mrs. Pierce, shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 125,000 of the Issuer’s common shares.

Spartan is a corporation organized under the laws of Belize, with a principal business of providing management consulting services. The address of Spartan’s principal office is P.O. Box WC 960, St. John’s, Antigua.

Mrs. Pierce is a citizen of Canada and has an address at c/o Brent Pierce, Newport Capital Corp., Rennweg 28, Zurich, Switzerland, CH-8001. Her present principal occupation is as a businessperson.

During the last five years, neither Spartan nor Mrs. Pierce (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
As of February 14, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer’s equity securities had been engaged in by Newport Capital, Mr. Pierce, Mrs. Pierce or Spartan other than as disclosed herein.

(d)
As of February 14, 2006, to the best knowledge and belief of the undersigned, no person other than Newport Capital, Mr. Pierce, Mrs. Pierce or Spartan had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not applicable.

CUSIP No. 61732R 10 7

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description of Exhibit

A  Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2006.	NEWPORT CAPITAL CORP.

	Per:	/s/ Brent Pierce
Brent Pierce, President

/s/ Brent Pierce
BRENT PIERCE

CUSIP No. 61732R 10 7

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

MORGAN CREEK ENERGY CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

61732R 10 7
______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D/A, Amendment No. 1, dated July 7, 2006, is being filed with the Securities and Exchange Commission on behalf of the each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: July 7, 2006

NEWPORT CAPITAL CORP. By: /s/ Brent Pierce	/s/ Brent Pierce
Brent Pierce, President	BRENT PIERCE